SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
 Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 05, 2007

DATE, TIME AND PLACE: March 05, 2007, from 10:00 a.m. to 3:05 p.m., at the headquarters of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Franco Bertone and Isaac Selim Sutton, representing the totality of the members of the Board of Directors. Also attended the meeting (a) Messrs. Josino de Almeida Fonseca, Sheila Periard Henrique Silva and Vicente de Paulo Barros Pegoraro, effective members of the Statutory Audit Committee of the Company; (b) Messrs. Mario Cesar Pereira de Araujo and Stefano De Angelis, Chief Executive Officer and Chief Financial and Investors Relations Officer of the Company, respectively; (c) representatives from Directa Auditores and Ernst & Young Auditores Independentes S.S., independent auditors of the Company and of its subsidiaries TIM Celular S.A. and TIM Nordeste S.A., respectively; and (d) Mr. Fabiano Gallo, Secretary to the Board of Directors.

CHAIRED BY: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; e Mr. Fabiano Gallo – Secretary.

AGENDA: (1) to examine, discuss and approve the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006; (2) to examine, discuss and approve the proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends; (3) to approve the calling of the Annual Shareholders’ Meeting, in order to resolve about items (1) and (2) above, as well as the other matters set forth in Section 132 of Law 6,404/76; (4) to examine, discuss and approve the budget and the strategic plan of the Company and of its subsidiaries; (5) to examine, discuss and authorize the execution of financial operations (compror) by the Company’s subsidiaries; (6) to examine, discuss and approve the main social projects for the fiscal year 2007; and (7) other matters of interest of the Company.

RESOLUTIONS: Upon presentations by the Board of Executive Officers, analysis of the documents and discussions with respect to the matters contained in the agenda, the Directors resolved to: (1) approve, unanimously and unrestrictedly, the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006, which have been audited by Directa Auditores. The management’s report and the financial statements for the fiscal year 2006 shall be submitted to the Annual Shareholders’ Meeting of the Company, to be called in accordance with item (3) below. It is registered hereby that the representatives of the independent auditors, which attended the meeting, informed the Directors about the non-existence of exceptions or material comments to the financial statements of the Company approved hereby. In view of the provisions contained in the explanatory note 3-b to the financial statements approved hereby, which refers to the accounting of the asset retirement obligations (ARO), it is registered hereby that the Board of Executive Officers of the Company shall release an announcement of material fact concerning such matter, as provided for in CVM Ruling 358/02. It is also registered hereby that the independent auditors and the members of the Statutory Audit Committee informed the members of the Board of Directors that they have reviewed and issued their favorable opinion to the new accounting treatment adopted by the Company and its subsidiaries; (2) approve, unanimously and unrestrictedly, the proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends by the Company, in the terms and according to the specifications contained in the document presented to the Directors, which has been approved in its entirety and contemplates the following: (a) the losses related to fiscal year 2006, in the amount of R$285,541,956.06 (two hundred and eighty-five million, five hundred and forty-one thousand, nine hundred and fifty-six reais and six cents), shall be fully absorbed by the expansion reserve, which is regulated by Section 46, Paragraph 2nd, of the Bylaws, and (b) notwithstanding the losses accrued in the fiscal year 2006, part of the expansion reserve shall be realized, in the amount of R$450,762,594.01 (four hundred and fifty million, seven hundred and sixty-two thousand, five hundred and ninety-four reais and one cent), in order to distribute dividends. Since the proceeds for the payment of dividends to the Company’s shareholders will be received from the wholly-owned subsidiary TIM Celular S.A., preferably through its capital reduction, and based on the provisions of Section 174 of Law 6,404/76, it is submitted to the Annual Shareholders’ Meeting the proposal for payment of such dividends in the maximum term of 75 (seventy-five) days as from the date of their declaration. The proposal hereby approved shall be submitted to the Annual Shareholders’ Meeting, to be called in accordance with item (3) below; (3) approve, unanimously and unrestrictedly, the calling of the Annual Shareholders’ Meeting of the Company, to be held on first call on April 12, 2007, at 11:30 a.m., in order to resolve about the matters contained in items (1) and (2) above, as well as about the other matters set forth in Section 132 of Law 6,404/76. In this sense, the Chairman of the Board of Directors of the Company has been authorized to take all necessary measures for the calling of the General Meeting referred above, including the execution of the respective call notice, which draft has been presented to the Directors; (4) in the terms of the documentation prepared by the Board of Executive Officers, which have been forwarded to the Directors, to approve, unanimously and unrestrictedly, the budget and the strategic plan of the Company and of its subsidiaries for the period 2007/2009 (“Budget and Strategic Plan”). It is registered hereby that the Directors have been informed that the 2007 capex and the respective projects related to it – both described in the Budget and Strategic Plan – have been approved in the Investment Committee of the Company and of Telecom Italia Group, being consistent and aligned to the objectives and goals contained in such Budget and Strategic Plan; (5) in accordance with the documentation prepared by the Board of Executive Officers, which have been forwarded to the Directors, to authorize, unanimously and unrestrictedly, the execution of financial operations (compror) between the Company’s subsidiaries and first class financial institutions selected by the Board of Executive Officers, observing the following caps of indebtedness for each subsidiary in such operations: (a) TIM Celular S.A. – outstanding principal amount of up to R$250,000,000.00 (two hundred an fifty million reais), and (b) TIM Nordeste S.A. – outstanding principal amount of up to R$ 50,000,000.00 (fifty million Reais). The present authorization granted by the Board of Directors shall be valid until January 31, 2008, when the Board of Directors shall once again review the present matter. In the agreements entered into under this authorization, the Company’s subsidiaries shall be represented by its Chief Executive Officer, or by its Chief Financial Officer, or by attorneys-if-fact appointed by one of them; (6) in the terms of the documentation presented to the Directors, to approve, unanimously and unrestrictedly, the main social projects for the fiscal year 2007 as follows: (a) “Espaço TIM UFMG do Conhecimento - Praça da Ciência”, (b) “Auditório do Ibirapuera e Escola de Música do Auditório”, and (c) “TIM Música nas Escolas”, in the aggregate amount of R$11,950,000.00 (eleven million, nine hundred and fifty thousand reais). The Executive Officers and representatives of the Company and of its subsidiaries have been authorized to practice all acts and to execute the relevant documents for the implementation of the resolution contained in this item (6); (7) finally, it is registered hereby that (a) the Statutory Audit Committee, in accordance with Section 163 of Law 6,404/76, has favorably opined as regards the matters contained in items (1) and (2) of the Agenda, as well as with respect to the compensation proposal for its members for the term-in-office 2007/2008, which shall be resolved by the Annual Shareholders’ Meeting, (b) the proposal in connection with the global compensation of the Company’s Management for the fiscal year 2007 shall be discussed in the next ordinary meeting of the Board of Directors and shall be resolved in an Extraordinary Shareholders’ Meeting to be called in due course, (c) the Chief Financial Officer informed the Directors about the status of the SOX 404 Project, and (d) all documents, presentations and proposals examined by the Directors have been initialed by the Secretary and filed at the Company’s headquarters.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up, read, approved and signed by all attending Directors and by the Secretary.

Rio de Janeiro (RJ), March 05, 2007.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone

Isaac Selim Sutton	Fabiano Gallo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.